Exhibit 14.1

Code of Ethics for Senior Financial Officers, as amended dated December 2014

The Code of Ethics for Senior Financial Officers (the “Code of Ethics”) was adopted by the Board of Directors (the “Board”) of Golden Queen Mining Co. Ltd. (the “Company”) in April 2012.

Applicability

As used in the Code of Ethics, the term senior financial officer means the Company and its subsidiaries’ Chief Executive Officer, Chief Financial Officer, Controller and other persons performing similar functions.

Principles and Practices

In performing his or her duties, each of the Senior Financial Officers must:

1.	Maintain high standards of honest and ethical conduct and avoid any actual or apparent conflict of interest as set out in the Company’s Code of Business Conduct;
2.	Report any conflict of interest that may arise, and any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest, to the Audit Committee;
3.	Provide or ensure that full, fair, accurate, timely and understandable disclosure is provided in reports and documents the Company files with or submits to the regulatory authorities and in other public communications;
4.	Comply with and take all reasonable actions to ensure that in connection with their services to the Company, directors, officers, employees and consultants comply with applicable laws, rules and regulations set by the regulatory authorities; and
5.	Promptly report violations of the Code of Ethics to the Audit Committee.

Compliance and Accountability

The Audit Committee will monitor for compliance with the Code of Ethics and report material violations to the Board. The Audit Committee will also recommend appropriate remedial action to the Board.

Waiver

A request for a waiver of any provisions of this Code of Ethics shall be in writing and shall be addressed to and reviewed by the Audit Committee. Any change in or waiver of a provision of the Code of Ethics must however be approved by the Board. A waiver of a provision of the Code of Ethics will be disclosed to shareholders where required by applicable rules and regulations.

Approved: April 2012 Amended: December 2014